WESTERN DIGITAL CORPORATION

3355 Michelson Drive, Suite 100

Irvine, California 92612

February 3, 2016

BY EDGAR

Ivan Griswold

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Digital Corporation

Registration Statement on Form S-4

SEC File No. 333-208517

Dear Mr. Griswold:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Western Digital Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 5:00 p.m., ET, on February 5, 2016, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, the Company acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Neil Q. Whoriskey or Matthew P. Salerno of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2990 and (212) 225-2742, respectively, with any questions you may have concerning this request. As you discussed with Mr. Salerno, the Company intends to file an additional amendment to the Registration Statement on February 4, 2016 containing minor updates and I respectfully request that you contact Mr. Salerno prior to granting this request for acceleration. In addition, please notify Mr. Whoriskey and Mr. Salerno if and when this request for acceleration has been granted and the Registration Statement is declared effective.

Sincerely,

WESTERN DIGITAL CORPORATION

By:	/s/ Michael C. Ray
Name:	Michael C. Ray
Title:	Executive Vice President, Chief Legal Officer and Secretary

cc:	Neil Q. Whoriskey, Esq.

Matthew P. Salerno, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Mark Brazeal, Esq.

Chief Legal Officer and Senior Vice President, IP Licensing

SanDisk Corporation

951 SanDisk Drive

Milpitas, California 95035

Kenton J. King, Esq.

Amr Razzak, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301